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                           Filed by U.S. Technologies Inc.
                           Pursuant to Rule 425 Under the Securities Act of 1933 And Deemed filed Pursuant to Rule 14a-12 Under the
                               Securities Exchange Act of 1934
                           Subject Company:  On-Site Sourcing, Inc.
                           (Commission File No. 0-020947)


U.S. TECHNOLOGIES INC.

FOR IMMEDIATE RELEASE - WEDNESDAY, AUGUST 2, 2000

                                                                        CONTACT:
                                                          U.S. Technologies Inc.
                                                                    202-466-3100
                                                                    www.usxx.com
                                                                Holly Moskerintz
                                                                  Communications
                                                             usxx@mindspring.com
                                                                   Dana Rochelle
                                                              Investor Relations
                                                              drochelle@usxx.com
                                                                On-Site Sourcing
                                                                   Karen Vahouny
                                                                karen@poretz.com
                                                              703-506-1778, #224


U.S. TECHNOLOGIES AND ON-SITE SOURCING SCHEDULE TELECONFERENCE

Washington, D.C. (August 2, 2000) - U.S. Technologies Inc. (NASDAQ BB: USXX) has announced today that it has scheduled a joint teleconference with On-Site Sourcing, Inc. (NASDAQ: ONSS) on Thursday, August 3 at 9:00 a.m. EDT as a follow up to the July 31, 2000 announcement regarding the companies' plan to merge.

Greg Earls, CEO & Chairman of U.S. Technologies, and Christopher J. Weiler, CEO of On-Site Sourcing, will host the conference call. The call will offer shareholders of both companies an opportunity to discuss the merger plans with the CEOs of both U.S. Technologies and On-Site Sourcing as well as to ask them questions concerning the companies and their plans.

Shareholders, media and the investing community are invited to participate in the call. Participants are asked to call 1-888-391-0073 to take part in the U.S. Technologies & On-Site Sourcing Conference Call.

A replay of the conference will be made available for 24 hours starting at 11:00 am EDT on August 3 and ending at 11:00 am EDT on August 4. Dial 1-800-633-8284 and enter 15996887 when prompted for the reservation number to listen to a replay of the conference.


U.S. Technologies Inc. advises investors as follows:

         Any securities to be issued pursuant to the proposed merger described in this press release will be issued pursuant to applicable provisions of the Securities Act of 1933. Investors are urged to read the relevant documents to be filed with the Securities Exchange Commission, which will contain important information about the transaction. Investors can obtain any document filed with the commission for free at the Commission's web site at http://www.sec.gov.


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Also, U.S. Technologies' July 31 press release announcing its agreement in principle with On-Site shall be deemed to be amended to add the foregoing.

ABOUT U.S. TECHNOLOGIES INC.

U.S. Technologies operates as a developer of Internet enterprises, with an emphasis on the support of technology-driven start-ups and early stage business-to-business companies. It has recently been named one of the Top 50 technology companies to watch in the Washington, DC metro area by dbusiness.com.

ABOUT ON-SITE SOURCING

On-Site Sourcing provides digital imaging, document management, litigation reprographics services, and facilities management throughout the East Coast. On-Site's clients include law firms, corporations, non-profit organizations, accounting firms, financial institutions and other organizations. On-Site currently operated in the New York City, Washington, DC, Atlanta, Philadelphia and Baltimore markets.

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This release contains "forward looking statements" concerning prospective future events and results. Such prospective events include acquisitions and investments, and prospects for such acquisitions and investments. U.S. Technologies cautions that actual developments and results may differ materially from its prospective future events. There can be no assurance that the conditions necessary to completing any prospective event will occur. Additional investments in the Company or by the Company or an unrelated person in any of the Company's associated companies provide no assurance that the Company or such associated company will succeed or that the Company's investments will be recovered or that the Company or any of its associated companies will be profitable. The Company's assets and operations, including results of operations, would be affected materially by either occurrence of any such event or the failure of any such event to occur, by the extent to which it and its associated companies continue to have access to financing sources on reasonable terms in order to pursue its and their business plans, by the success or failure of the business plans of its associated companies, by economic conditions generally and particularly in the developing e-commerce market, by competition and technological changes in its and its associated companies' industries and businesses, and by the results of its and its associated companies' operations if and when operating. The Company's assembly and other outsourcing business activities involve a limited number of facilities serving a limited number of customers, all of which are subject to material changes outside the Company's control.

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